Exhibit 99.1

Cusip: #585168 107

News Release

MegaWest Energy Extends Series B Additional Investment Right

Calgary, Alberta; May 24, 2011 - The Board of Directors of MegaWest Energy Corp., (the “Company” or “MegaWest”), (OTCBB:MGWSF) have approved the extension of the Series B additional investment right (the “AIR”) expiration date to June 7, 2011. The AIR was to have expired on May 24, 2011.

Pursuant to the terms of the AIR, the investors from the August 2009 financing have the option to purchase up to (i) 20,000 shares of Series B convertible preferred stock with a stated value of $100 per share (the “Preferred B Shares”) and (ii) 175,000,000 Series B common stock purchase warrants (the “Preferred B Warrants”).  The stated value of the Preferred B Shares are convertible into shares of common stock of the Company at a conversion price of US $0.02 per common share. After 12 months from the date of issue, the Company may force the conversion of the Preferred B Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. The investors will receive 87.5 Preferred B Warrants for each dollar of the stated value Preferred B Shares purchased. Each Preferred B Warrant allows the holder to purchase a common share at an adjusted exercise price of US $0.02 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to shares of common stock underlying Preferred B Warrants not included for in an effective registration statement on the date notice of exercise is given to the Company.

About MegaWest Energy Corp.

MegaWest is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with particular emphasis on the Deerfield area of western Missouri. The Company has two individual 320 acre steam injection projects in the Deerfield area with approximately 20 acres developed on each of the Marmaton and Grassy projects. In the Deerfield area, excluding the 40 acres of developed land, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company owns a 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana.  For more information, please visit www.megawestenergy.com.

CONTACT:
Randy Tronsgard, Manager - Investor Relations Telephone: (403) 863-6480 Toll Free: 1-877-984-6342	Suite 902, #105, 150 Crowfoot Crescent NW Calgary, Alberta T3G 3T2 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.